UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

LIBERATOR MEDICAL HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
53012L108
(CUSIP Number)
Mark A. Libratore c/o Liberator Medical Holdings, Inc. 2979 SE Gran Park Way Stuart, Florida 34997 (772) 287-2414	with a copy to: Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (212) 204-8688
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53012L108
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Mark A. Libratore

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ ]

3. SEC Use Only
4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 0%

14. Type of Reporting Person (See Instructions): IN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the prior statement on Schedule 13D filed by Mark Libratore (the “Reporting Person”) on December 4, 2015 (the “Schedule 13D”), related to the common stock, par value $0.001 per share, of Liberator Medical Holdings, Inc., a Nevada corporation (the “Issuer”). All capitalized terms contained herein that are not defined shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment No. 1 is the final amendment to the Schedule 13D and is an exit filing for Mr. Libratore.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Amendment No. 1 relates is the common stock, par value $0.001 per share (the “Common Stock”) of Liberator Medical Holdings, Inc. The principal executive office of the Issuer is located at 2979 SE Gran Park Way, Stuart, Florida 34997.

ITEM 4. PURPOSE OF TRANSACTION

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 21, 2016, the transactions contemplated by the Merger Agreement, as previously reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 21, 2016, which is incorporated by reference into this Schedule 13D, were consummated. As a result, all shares of Common Stock of the Issuer were cancelled pursuant to the terms of the Merger Agreement in exchange for the right to receive $3.35 per share in cash, subject to applicable withholding taxes, and the Issuer is now a wholly-owned subsidiary of Parent. As a consequence of such transaction, the Reporting Person is no longer a beneficial owner of any shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) and (b) As a result of the events described in Item 4 (which Item 4 is incorporated herein by reference), the Reporting Person no longer has beneficial ownership of any shares of Common Stock of the Issuer.

(c) Except for the transactions described in Item 4 (which Item 4 is incorporated herein by reference), there were no transactions in shares of Common Stock effected by the Reporting Person since the filing of the Schedule 13D on December 4, 2015.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of 5% or more of the Common Stock of the Issuer on January 21, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016

By:	/s/ Mark A. Libratore
Mark A. Libratore

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).